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Follow-Up Materials

[redacted]

07023773

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED

MAY 25 2007

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

PROCESSED

MAY 25 2007

THOMSON FINANCIAL

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

COP65,000,000,000 Index Linked Notes due April 15, 2017
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: March 27, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the COP65,000,000,000 Index Linked Notes due April 15, 2017 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of March 27, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of March 27, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	.40%	99.60%
Total:	COP65,000,000,000 (US$29,731,818.99)	COP260,000,000 (US$118,927.28)	COP64,740,000,000 (US$29,612,891.71)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated March 27, 2007
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 27, 2007

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/07, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the FRBNY Fiscal Agency Agreement, and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Execution Copy

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 146

COP 65,000,000,000 Index Linked Notes due 2017
(the "Notes")

Issue Price: 100 per cent.

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

Santander Investment Limited

The date of this Pricing Supplement is as of March 27, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	146
2.	Aggregate Principal Amount:	COP 65,000,000,000
3.	Issue Price:	100 percent of the Aggregate Principal Amount, paid in U.S. Dollars
4.	Issue Date:	March 29, 2007
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	COP 1,000,000
7.	Specified Currency (Condition 1(d)):	Colombian Pesos ("COP") being the lawful currency of the Republic of Colombia, provided that all payments in respect of the Notes will be made in U.S. Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("U.S. Dollars" and "USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date:	April 15, 2017, subject to adjustment in accordance with the Following Business Day Convention
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date

13.	Variable Interest Rate (Condition 5(II)):	Condition 5(II)(b) shall not apply to the Notes. See paragraphs 14 and 15 below.
14.	Basis of Calculation of Variable Rate of Interest and Interest Payment Dates and default interest where Conditions 5(II)(b)(i) to (v) do not apply (Condition 5(II)(b)):	
	(a) Interest Determination Date:	In relation to an Interest Payment Date, the relevant Interest Determination Date will be the date two Relevant Business Days prior to such Interest Payment Date.
	(b) Interest Payment Date(s):	Annually in arrear on April 15 in each year commencing on April 15, 2008, and ending on, and including the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.
	(c) Interest Period End Dates:	April 15 in each year, from and including April 15, 2008 to and including April 15, 2017.
	(d) Interest Period:	The period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Period End Date and each successive period beginning on (and including) an Interest Period End Date to (but excluding) the next succeeding Interest Period End Date.
	(e) Determination of Rate of Interest and Calculation of Interest Amount:	Condition 5(II)(c) shall be deleted and the following shall apply to the Notes: In relation to each Interest Determination Date, the Calculation Agent will, as soon as practicable and in accordance with paragraph 7 of "Other Relevant Terms" below, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of the Aggregate Principal Amount for the relevant Interest Period. The Interest Amount with respect to any Interest Period will be calculated on the relevant Interest Determination Date as follows:

Rate of Interest
multiplied by
Aggregate Principal Amount
divided by
COP/USD Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.

Where:

"COP/USD Reference Rate" means, with respect to any Rate Calculation Date, the COP/USD exchange rate, expressed as the amount of Colombian Pesos per one U.S. Dollar as reported by the Finance Superintendence of Colombia which may be observed at or about 9:30 a.m., Bogotá time, on the Reuters Screen "CO/COL03" Page to the right of the caption "TCRM" below the heading "Hoy" ("Tasa de Cambio Representativa del Mercado") or such other page or service on which such exchange rate appears from time to time (or such other page or service as may replace any such page for the purposes of displaying the COP/USD exchange rate published by the Finance Superintendence of Colombia) or as otherwise reported by the Finance Superintendence of Colombia on the Rate Calculation Date.

"Rate Calculation Date" means the date that is two (2) Relevant Business Days prior to any date of payment of principal, interest, or both, as the case may be.

Fallback Provisions:

Should no such rate be reported by the Financial Superintendence of Colombia on the Rate Calculation Date, then the COP/USD Reference Rate for such Rate Calculation Date shall be determined by the Calculation Agent by requesting quotations for the mid COP/USD spot foreign exchange rate at or about 12:00 p.m. Bogotá time on the Rate Calculation Date from five banks active in the COP/USD

currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the COP/USD Reference Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the COP/USD Reference Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, and the Calculation Agent determines in its sole discretion that no suitable reference banks active in the COP/USD currency and foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the COP/USD Reference Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate.

In the event that the COP/USD Reference Rate is to be determined in accordance with the above "Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the COP/USD Reference Rate is to be so determined.

(f) Rate of Interest:

A rate, expressed as a percentage, calculated by the Calculation Agent in accordance with the following formula:

$$\left\{\left[(1+CPIRate)\times(1+Spread)\right]^{\wedge(DCF)}\right\}-1$$

or zero, whichever is greater.

Where:

"CPI Rate" means, in respect of an Interest Period and the Interest Determination Date relating to such Interest Period, the Rate (as defined below) published by the Index Sponsor (as defined below) on or prior to the Interest Determination Date for the month preceding the month in which such Interest Determination Date falls, as determined by the Calculation Agent.

"Rate" means, in respect of a month, the net percentage change in the CPI Index for the twelve months ending on the last day of such month, expressed as an annual effective rate, as determined by the Calculation Agent.

"CPI Index" means the Colombian Consumer Price Index as calculated by the *Departamento Administrativo Nacional de Estadística* (the "Index Sponsor").

The CPI Rate may be observed on Bloomberg page "COCPIYOY Index"; provided, however, the Calculation Agent may determine the CPI Rate by reference to any source published by the Index Sponsor.

Provided that if the CPI Rate for such preceding month is not published on or prior to the relevant Interest Determination Date, then the CPI Rate for such Interest Period and such Interest Determination Date shall be deemed to be the Rate published by the Index Sponsor during the last three calendar months prior to such Interest Determination Date (and if more

than one Rate is published during such three calendar months, the most recently published Rate will be used). If no Rate is published during such last three calendar months, then the fallback provisions below will apply.

In the event that the CPI Rate used in the calculation of the Interest Amount for an Interest Period is amended or otherwise varied in any way following the relevant Interest Determination Date, the Interest Amount for such Interest Period shall not be recalculated.

Additional Fallback Provisions:

In the event the Index Sponsor changes the method of calculating or publishing the Rate or the CPI Index such that the Rate for the CPI Index is no longer published monthly as an annual effective rate with respect to the previous twelve months, or the method of calculation of the Rate or the CPI Index is modified in any other material respect (other than, in respect of the CPI Index, a modification prescribed in the formula for or method to maintain the CPI Index), the Calculation Agent shall make in good faith such changes to the formula for the calculation of the Rate of Interest and/or to the CPI Rate as it deems necessary so that each interest rate determined in accordance with the formula for the Rate of Interest replicates as closely as possible the Rate of Interest that would have been determined had such change to the method of calculation of the Rate or the CPI Index not occurred.

In the event the CPI Index is permanently cancelled or eliminated, with respect to each of the Interest Determination Dates after the date of such cancellation or elimination and the relevant Interest Period in respect of each such Interest Determination Date, for the purpose of calculating the Interest Amount payable in respect of each such Interest Period, the CPI Index shall be replaced by such index (the "Substitute CPI Index") published by the Index Sponsor that the Calculation Agent believes in

good faith has replaced or is otherwise substantially similar to the CPI Index, and shall make in good faith any changes to the formula for calculating the Rate of Interest and/or the CPI Rate as it deems necessary so that the Rate of Interest determined by reference to the Substitute CPI Index replicates as closely as possible the Rate of Interest that would have been determined had the CPI Index not been permanently cancelled or eliminated.

Following the designation of a Substitute CPI Index in accordance with the above provisions, all references to the CPI Index in this Pricing Supplement shall be construed as references to the Substitute CPI Index.

If no Substitute CPI Index is available, the CPI Rate shall be calculated by the Calculation Agent in a manner that it deems commercially reasonable by reference to such sources as it deems appropriate.

In the event that the CPI Rate is to be determined in accordance with the above "Additional Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the CPI Rate is to be so determined.

(g) Notification: The Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 in the event of any determinations or amendments pursuant to the above "Fallback Provisions" or "Additional Fallback Provisions".

(h) Calculation Agent (if not the Global Agent): See "7. Identity of Calculation Agent" under "Other Relevant Terms."

15. Other Variable Interest Rate Terms (Condition 5(II) and (III)):

(a) Minimum Interest Rate: See paragraph 14(f) above.

	(b) Spread:	4.70 per cent.
	(c) Variable Rate Day Count Fraction(s) if not actual/360:	In respect of an Interest Period, the actual number of days in the relevant Interest Period divided by 365 ("DCF").
16.	Relevant Business Day(s):	Bogotá and New York City
17.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to the Aggregate Principal Amount will be calculated by the Calculation Agent using the Rate Calculation Date with respect to the Maturity Date as follows: Aggregate Principal Amount *divided by* COP/USD Reference Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.
18.	Issuer's Optional Redemption (Condition 6(e)):	No
19.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
20.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "17. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Variable Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, each of the "Rate Calculation Date" and the "Interest Determination Date" shall be the date that is two Relevant Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
21.	Governing Law:	New York

22.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) Colombian:	This Pricing Supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian Law. The Notes have not been, and will not be registered at the National Register of Securities and Issuers (*Registro Nacional de Valores y Emisores*) managed by the Finance Superintendence of Colombia (*Superintendencia Financiera de Colombia*). The Notes will not be offered under a public offering of securities in Colombia and

	may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law, accordingly, the offering has not been, and will not be authorized by the Finance Superintendence of Colombia.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	0.40 per cent. of the Aggregate Principal Amount
5.	Codes:	
	(a) Common Code:	029366772
	(b) ISIN:	XS0293667720
6.	Identity of Dealer:	Santander Investment Limited
7.	Identity of Calculation Agent:	Banco Santander Central Hispano S.A.
		In relation to each Rate Calculation Date, as soon as is reasonably practicable after the determination of the relevant COP/USD Reference Rate in relation thereto and in no event later than 3:00 p.m., New York time, on

the date on which the relevant COP/USD Reference Rate is to be determined, the Calculation Agent shall notify the Issuer and the Global Agent of the COP/USD Reference Rate, the CPI Rate, the Rate of Interest and the Interest Amount, Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No.
(b) DTC Global Note(s):	No.
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) The portion of the payments that you receive on these Notes that is allocable to principal will be considered a return of capital, and the portion allocated to interest will be taxed as ordinary income. For a discussion of the taxation of interest payments, please refer to "—Payments of Interest" on page 37 of the Prospectus.

D) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

E) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Holders should consult their own tax advisors concerning the consequences of owing the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not

limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Colombian Peso foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: John R. Hauge
Name: John R. Hauge
Title: Finance Manager

DC_LAN01:219455.7

Execution Copy

Exhibit C

TERMS AGREEMENT NO. 146 UNDER
THE PROGRAM

As of March 27, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's COP 65,000,000,000 Index Linked Notes due 2017 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on March 29, 2007 (the "Settlement Date"), at an aggregate purchase price of COP 65,000,000,000 (USD 29,731,818.99 at the agreed rate of 2,186.21 COP/USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: issue price of 100 percent of the principal amount (COP 65,000,000,000) less a combined management and underwriting fee of 0.40 percent of the principal amount (COP 260,000,000, or USD 118,927.28 at the agreed rate of 2,186.21 COP/USD). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is 99.60 percent of the principal amount, which is COP 64,740,000,000, or USD 29,612,891.71 at the agreed rate of 2,186.21 COP/USD, and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE DEALER:

SANTANDER INVESTMENT LIMITED
45 East 53rd Street
New York, New York 10022
Attention: Jacob Thomas
Telephone: 212-350-3654
Facsimile: 212-350-3633

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the

Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that: The Pricing Supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian Law. The Notes have not been, and will not be registered at the National Register of Securities and Issuers (*Registro Nacional de Valores y Emisores*) managed by the Finance Superintendence of Colombia (*Superintendencia Financiera de Colombia*). The Notes will not be offered under a public offering of securities in Colombia and may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law, accordingly, the offering has not been, and will not be authorized by the Finance Superintendence of Colombia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

SANTANDER INVESTMENT LIMITED
(the "Dealer")

By: ______________________
Name: Guillaume Nicolle
Title: Managing Director Head of Fixed Income Authorized signatory

By: ______________________
Name: William Donovan
Title: Vice President as authorized signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: John R. Hauge
Title: Finance Manager

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

COP65,000,000,000 Index Linked Notes due April 15, 2017
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: March 27, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the COP65,000,000,000 Index Linked Notes due April 15, 2017 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of March 27, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of March 27, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	.40%	99.60%
Total:	COP65,000,000,000 (US$29,731,818.99)	COP260,000,000 (US$118,927.28)	COP64,740,000,000 (US$29,612,891.71)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated March 27, 2007
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 27, 2007

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/07, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the FRBNY Fiscal Agency Agreement, and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Execution Copy

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 146

COP 65,000,000,000 Index Linked Notes due 2017
(the "Notes")

Issue Price: 100 per cent.

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

Santander Investment Limited

The date of this Pricing Supplement is as of March 27, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms that relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	146
2.	Aggregate Principal Amount:	COP 65,000,000,000
3.	Issue Price:	100 percent of the Aggregate Principal Amount, paid in U.S. Dollars
4.	Issue Date:	March 29, 2007
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	COP 1,000,000
7.	Specified Currency (Condition 1(d)):	Colombian Pesos ("COP") being the lawful currency of the Republic of Colombia, provided that all payments in respect of the Notes will be made in U.S. Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("U.S. Dollars" and "USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date:	April 15, 2017, subject to adjustment in accordance with the Following Business Day Convention
11.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(II))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date

13. Variable Interest Rate (Condition 5(II)): Condition 5(II)(b) shall not apply to the Notes. See paragraphs 14 and 15 below.

14. Basis of Calculation of Variable Rate of Interest and Interest Payment Dates and default interest where Conditions 5(II)(b)(i) to (v) do not apply (Condition 5(II)(b)):

(a) Interest Determination Date: In relation to an Interest Payment Date, the relevant Interest Determination Date will be the date two Relevant Business Days prior to such Interest Payment Date.

(b) Interest Payment Date(s): Annually in arrear on April 15 in each year commencing on April 15, 2008, and ending on, and including the Maturity Date.

Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention.

(c) Interest Period End Dates: April 15 in each year, from and including April 15, 2008 to and including April 15, 2017.

(d) Interest Period: The period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Period End Date and each successive period beginning on (and including) an Interest Period End Date to (but excluding) the next succeeding Interest Period End Date.

(e) Determination of Rate of Interest and Calculation of Interest Amount: Condition 5(II)(c) shall be deleted and the following shall apply to the Notes:

In relation to each Interest Determination Date, the Calculation Agent will, as soon as practicable and in accordance with paragraph 7 of "Other Relevant Terms" below, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of the Aggregate Principal Amount for the relevant Interest Period.

The Interest Amount with respect to any Interest Period will be calculated on the relevant Interest Determination Date as follows:

Rate of Interest
multiplied by
Aggregate Principal Amount
divided by
COP/USD Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.

Where:

"COP/USD Reference Rate" means, with respect to any Rate Calculation Date, the COP/USD exchange rate, expressed as the amount of Colombian Pesos per one U.S. Dollar as reported by the Finance Superintendence of Colombia which may be observed at or about 9:30 a.m., Bogotá time, on the Reuters Screen "CO/COL03" Page to the right of the caption "TCRM" below the heading "Hoy" ("Tasa de Cambio Representativa del Mercado") or such other page or service on which such exchange rate appears from time to time (or such other page or service as may replace any such page for the purposes of displaying the COP/USD exchange rate published by the Finance Superintendence of Colombia) or as otherwise reported by the Finance Superintendence of Colombia on the Rate Calculation Date.

"Rate Calculation Date" means the date that is two (2) Relevant Business Days prior to any date of payment of principal, interest, or both, as the case may be.

Fallback Provisions:

Should no such rate be reported by the Financial Superintendence of Colombia on the Rate Calculation Date, then the COP/USD Reference Rate for such Rate Calculation Date shall be determined by the Calculation Agent by requesting quotations for the mid COP/USD spot foreign exchange rate at or about 12:00 p.m. Bogotá time on the Rate Calculation Date from five banks active in the COP/USD

currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the COP/USD Reference Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the COP/USD Reference Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, and the Calculation Agent determines in its sole discretion that no suitable reference banks active in the COP/USD currency and foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the COP/USD Reference Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate.

In the event that the COP/USD Reference Rate is to be determined in accordance with the above "Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the COP/USD Reference Rate is to be so determined.

(f) Rate of Interest:

A rate, expressed as a percentage, calculated by the Calculation Agent in accordance with the following formula:

$$\left\{\left[(1+CPIRate)\times(1+Spread)\right]^{\wedge(DCF)}\right\}-1$$

or zero, whichever is greater.

Where:

"CPI Rate" means, in respect of an Interest Period and the Interest Determination Date relating to such Interest Period, the Rate (as defined below) published by the Index Sponsor (as defined below) on or prior to the Interest Determination Date for the month preceding the month in which such Interest Determination Date falls, as determined by the Calculation Agent.

"Rate" means, in respect of a month, the net percentage change in the CPI Index for the twelve months ending on the last day of such month, expressed as an annual effective rate, as determined by the Calculation Agent.

"CPI Index" means the Colombian Consumer Price Index as calculated by the *Departamento Administrativo Nacional de Estadística* (the "Index Sponsor").

The CPI Rate may be observed on Bloomberg page "COCPIYOY Index"; provided, however, the Calculation Agent may determine the CPI Rate by reference to any source published by the Index Sponsor.

Provided that if the CPI Rate for such preceding month is not published on or prior to the relevant Interest Determination Date, then the CPI Rate for such Interest Period and such Interest Determination Date shall be deemed to be the Rate published by the Index Sponsor during the last three calendar months prior to such Interest Determination Date (and if more

than one Rate is published during such three calendar months, the most recently published Rate will be used). If no Rate is published during such last three calendar months, then the fallback provisions below will apply.

In the event that the CPI Rate used in the calculation of the Interest Amount for an Interest Period is amended or otherwise varied in any way following the relevant Interest Determination Date, the Interest Amount for such Interest Period shall not be recalculated.

Additional Fallback Provisions:

In the event the Index Sponsor changes the method of calculating or publishing the Rate or the CPI Index such that the Rate for the CPI Index is no longer published monthly as an annual effective rate with respect to the previous twelve months, or the method of calculation of the Rate or the CPI Index is modified in any other material respect (other than, in respect of the CPI Index, a modification prescribed in the formula for or method to maintain the CPI Index), the Calculation Agent shall make in good faith such changes to the formula for the calculation of the Rate of Interest and/or to the CPI Rate as it deems necessary so that each interest rate determined in accordance with the formula for the Rate of Interest replicates as closely as possible the Rate of Interest that would have been determined had such change to the method of calculation of the Rate or the CPI Index not occurred.

In the event the CPI Index is permanently cancelled or eliminated, with respect to each of the Interest Determination Dates after the date of such cancellation or elimination and the relevant Interest Period in respect of each such Interest Determination Date, for the purpose of calculating the Interest Amount payable in respect of each such Interest Period, the CPI Index shall be replaced by such index (the "Substitute CPI Index") published by the Index Sponsor that the Calculation Agent believes in

good faith has replaced or is otherwise substantially similar to the CPI Index, and shall make in good faith any changes to the formula for calculating the Rate of Interest and/or the CPI Rate as it deems necessary so that the Rate of Interest determined by reference to the Substitute CPI Index replicates as closely as possible the Rate of Interest that would have been determined had the CPI Index not been permanently cancelled or eliminated.

Following the designation of a Substitute CPI Index in accordance with the above provisions, all references to the CPI Index in this Pricing Supplement shall be construed as references to the Substitute CPI Index.

If no Substitute CPI Index is available, the CPI Rate shall be calculated by the Calculation Agent in a manner that it deems commercially reasonable by reference to such sources as it deems appropriate.

In the event that the CPI Rate is to be determined in accordance with the above "Additional Fallback Provisions", the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the CPI Rate is to be so determined.

(g) Notification: The Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 in the event of any determinations or amendments pursuant to the above "Fallback Provisions" or "Additional Fallback Provisions".

(h) Calculation Agent (if not the Global Agent): See "7. Identity of Calculation Agent" under "Other Relevant Terms."

15. Other Variable Interest Rate Terms (Condition 5(II) and (III)):

(a) Minimum Interest Rate: See paragraph 14(f) above.

	(b) Spread:	4.70 per cent.
	(c) Variable Rate Day Count Fraction(s) if not actual/360:	In respect of an Interest Period, the actual number of days in the relevant Interest Period divided by 365 ("DCF").
16.	Relevant Business Day(s):	Bogotá and New York City
17.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to the Aggregate Principal Amount will be calculated by the Calculation Agent using the Rate Calculation Date with respect to the Maturity Date as follows: Aggregate Principal Amount *divided by* COP/USD Reference Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.
18.	Issuer's Optional Redemption (Condition 6(e)):	No
19.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
20.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "17. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Variable Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, each of the "Rate Calculation Date" and the "Interest Determination Date" shall be the date that is two Relevant Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
21.	Governing Law:	New York

22.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) Colombian:	This Pricing Supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian Law. The Notes have not been, and will not be registered at the National Register of Securities and Issuers (*Registro Nacional de Valores y Emisores*) managed by the Finance Superintendence of Colombia (*Superintendencia Financiera de Colombia*). The Notes will not be offered under a public offering of securities in Colombia and

		may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law, accordingly, the offering has not been, and will not be authorized by the Finance Superintendence of Colombia.
(d)	General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	0.40 per cent. of the Aggregate Principal Amount
5.	Codes:	
	(a) Common Code:	029366772
	(b) ISIN:	XS0293667720
6.	Identity of Dealer:	Santander Investment Limited
7.	Identity of Calculation Agent:	Banco Santander Central Hispano S.A.
		In relation to each Rate Calculation Date, as soon as is reasonably practicable after the determination of the relevant COP/USD Reference Rate in relation thereto and in no event later than 3:00 p.m., New York time, on

the date on which the relevant COP/USD Reference Rate is to be determined, the Calculation Agent shall notify the Issuer and the Global Agent of the COP/USD Reference Rate, the CPI Rate, the Rate of Interest and the Interest Amount, Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No.
(b) DTC Global Note(s):	No.
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) The portion of the payments that you receive on these Notes that is allocable to principal will be considered a return of capital, and the portion allocated to interest will be taxed as ordinary income. For a discussion of the taxation of interest payments, please refer to "—Payments of Interest" on page 37 of the Prospectus.

D) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

E) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Holders should consult their own tax advisors concerning the consequences of owing the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not

limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Colombian Peso foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: John R. Hauge
Name: John R. Hauge
Title: Finance Manager

Execution Copy

Exhibit C

TERMS AGREEMENT NO. 146 UNDER
THE PROGRAM

As of March 27, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's COP 65,000,000,000 Index Linked Notes due 2017 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on March 29, 2007 (the "Settlement Date"), at an aggregate purchase price of COP 65,000,000,000 (USD 29,731,818.99 at the agreed rate of 2,186.21 COP/USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms

Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: issue price of 100 percent of the principal amount (COP 65,000,000,000) less a combined management and underwriting fee of 0.40 percent of the principal amount (COP 260,000,000, or USD 118,927.28 at the agreed rate of 2,186.21 COP/USD). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is 99.60 percent of the principal amount, which is COP 64,740,000,000, or USD 29,612,891.71 at the agreed rate of 2,186.21 COP/USD, and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE DEALER:

SANTANDER INVESTMENT LIMITED
45 East 53rd Street
New York, New York 10022
Attention: Jacob Thomas
Telephone: 212-350-3654
Facsimile: 212-350-3633

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the

Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that: The Pricing Supplement does not constitute and may not be used for, or in connection with a public offer as such procedure is defined under the laws of the Republic of Colombia, and shall be valid in Colombia only to the extent permitted by Colombian Law. The Notes have not been, and will not be registered at the National Register of Securities and Issuers (*Registro Nacional de Valores y Emisores*) managed by the Finance Superintendence of Colombia (*Superintendencia Financiera de Colombia*). The Notes will not be offered under a public offering of securities in Colombia and may only be exchanged within the territory of the Republic of Colombia to the extent permitted by applicable law, accordingly, the offering has not been, and will not be authorized by the Finance Superintendence of Colombia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

SANTANDER INVESTMENT LIMITED
(the "Dealer")

By: _______________________
Name: Guillaume Nicolle
Title: Managing Director Head of Fixed Income Authorized signatory

By: _______________________
Name: William Donovan
Title: Vice President as authorized signatory

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _______________________
Name: John R. Hauge
Title: Finance Manager

END